Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2019

Revenues up 56% compared to Q1 2018

Tel-Aviv, Israel, June 26, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three month period ended March 31, 2019.

Financial Highlights

•
Revenues were approximately €4.7 million for the three months ended March 31, 2019, compared to approximately €3 million for the three months ended March 31, 2018, an increase of approximately 56%. The increase in revenues is mainly a result of the commencement of operations of the Company’s waste-to-energy project in Oude Tonge, the Netherlands (the “WtE Project”) in June 2018 and relatively higher levels of radiation and electricity spot prices in Italy during 2019 compared to 2018.

•
Operating expenses were approximately €1.7 million for the three months ended March 31, 2019, compared to approximately €0.9 million for the three months ended March 31, 2018. The increase in operating expenses is mainly attributable to the commencement of operations of the Company’s WtE Project in June 2018, as waste-to-energy operations are characterized by higher operating expenses compared to PV operations due to the cost of the components of raw materials and waste removal. Depreciation expenses were approximately €1.6 million for the three months ended March 31, 2019, compared to approximately €1.4 million for the three months ended March 31, 2018. The increase reflects the commencement of operations of the Company’s WtE Project in the Netherlands.

•
Project development costs were approximately €0.9 million for the three months ended March 31, 2019, compared to approximately €0.8 million for the three months ended March 31, 2018. The increase in project development expenses is mainly attributable to consultancy expenses in connection with the Pumped Storage Project in the Manara Cliff in Israel.

•
General and administrative expenses were approximately €0.9 million for the three months ended March 31, 2019, compared to approximately €1.2 million for the three months ended March 31, 2018. The decrease in general and administrative expenses resulted mainly from payment in 2018 of approximately €0.4 million pursuant to a VAT assessment agreement from previous years in Israel.

•	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million for each of the three months ended March 31, 2019 and March 31, 2018.
•
Financing expenses, net was approximately €1.7 million for the three months ended March 31, 2019, compared to approximately €0.4 million for the three months ended March 31, 2018. The increase in financing expenses was mainly due to expenses in connection with exchange rate differences amounting to approximately €1.2 million in the three months ended March 31, 2019, mainly in connection with the New Israeli Shekel denominated Series A Debentures and Series B Debentures, caused by the 5% devaluation of the euro against the NIS during the three months ended March 31, 2019, compared to income of approximately €0.9 million for the three months ended March 31, 2018, caused by the 4% revaluation of the euro against the NIS during the three months ended March 31, 2018. This increase was partially offset by income in connection with the reevaluation of the Company’s euro/US$ forward transactions of approximately €0.4 million for the three months ended March 31, 2019, compared to expenses of €0.6 million for the three months ended March 31, 2018.

•	Taxes on income were approximately €0.2 million for the three months ended March 31, 2019, compared to approximately €0.01 million for the three months ended March 31, 2018.

•	Loss for the three months ended March 31, 2019 was approximately €1 million, compared to approximately €0.4 million for the three months ended March 31, 2018.

•
Total other comprehensive income was approximately €0.6 million for the three months ended March 31, 2019, compared to a loss of approximately €1.5 million in the three months ended March 31, 2018. The change mainly resulted from changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•
Total comprehensive loss was approximately €0.4 million for the three months ended March 31, 2019, compared to total comprehensive loss of approximately €1.9 million for the three months ended March 31, 2018.

•	EBITDA was approximately €2.5 million for the three months ended March 31, 2019, compared to approximately €1.3 million for the three months ended March 31, 2018.

•
Net cash from operating activities was approximately €0.2 million for the three months ended March 31, 2019, compared to approximately €2.9 million for the three months ended March 31, 2018. The decrease in net cash from operating activities is mainly attributable to payment of interest on a loan from an equity accounted investee of approximately €1.2 million in the three months ended March 31, 2018, in addition to the timing of the receipt of revenues, as January 2019 revenues from electricity produced in Italy were collected in April 2019 while January 2018 revenues from electricity produced in Italy were mainly collected in March 2018.

•
In March 2019, four of the Company’s Spanish subsidiaries entered into a facility agreement with Bankinter, S.A governing the procurement of project financing in the aggregate amount of approximately €18.4 million (the “Project Finance”). The €18.4 million principal amount is divided into: (i) four term loan facilities, one for each Subsidiary, in the aggregate amount of €17.6 million (€0.2 million borrowing costs were capitalized to the principal amount) with terms ending in May 2028, and (ii) revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of a liquidity shortfall of the Subsidiaries, in the aggregate amount of €0.8 million. The termination date of the Project Finance is December 31, 2037 and an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) is repaid semi-annually on June 20 and December 20. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule. The Project Finance documentation requires the Subsidiaries to enter into interest swap agreements for an amount equal to at least 70% of the amount of the Facility Agreement. The Subsidiaries entered into the swap agreements on March 12, 2019 with respect to approximately Euro 17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%.

•
On April 30, 2019, the Company, through its Spanish subsidiary Talasol Solar, S.L.U. (the “Project Company”), closed on the financing for the construction of a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, in Extramadura Spain (the “Talasol Project”) and the closing of the sale of 49% of its indirect holdings in the Project Company. The purchase price under the SPA was fixed at €16.1 million. Following the consummation of these transactions, Talasol provided the engineering, procurement and construction contractor of the Talasol Project, METKA EGN Limited, a notice to proceed with the construction works of the Talasol Project. The Talasol Project’s total CAPEX is expected to be approximately €228 million, of which an aggregate amount of approximately €131 million will be provided by a term loan under the project finance obtained by Talasol from Rabobank, ABN AMRO and Deutsche Bank (commercial tranche) and the European Investment Bank.

•
In May 2019, the Company’s wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd. (“Ellomay 2014”), executed a term sheet with an Israeli investor, for the sale by Ellomay 2014 of shares representing 10% of the share capital and of the shareholders loans of Ellomay Pumped Storage (2014) Ltd. (“Ellomay Manara”). Ellomay 2014 currently owns 75% of the share capital of Ellomay Manara, which is promoting the 156 MW pumped storage project in the Manara Cliff, Israel (the “Manara PSP”). The consummation of the sale of the interests in Ellomay Manara is scheduled to occur simultaneously with the financial closing of the Manara PSP and is subject to the occurrence of certain conditions precedent, including the execution of definitive agreements, the completion of a due diligence process by the investor, obtaining regulatory approvals and other customary conditions to closing. The consummation of the sale to the investor as detailed herein is subject to the occurrence of certain events and circumstances, including the fulfilment of the conditions to closing and the financial closing of the Manara PSP, that are not entirely within the control of the Company, Ellomay 2014 or Ellomay Manara. There can be no assurance as to whether or when these events and circumstances will occur and the conditions to closing will be satisfied.

•
As of June 1, 2019, the Company held approximately €73.2 million in cash and cash equivalents (including approximately €49.5 million designated for the Talasol project), approximately €2.2 million in marketable securities and approximately €12.3 million in restricted short-term and long-term cash and marketable securities.

Ran Fridrich, CEO and a board member of Ellomay commented: “Q1 2019 was characterized by continued growth in all operational parameters, an increase in revenues, an increase in gross profit, and a significant increase in operating profit compared to Q1 2018. The construction of the TALASOL project (a 300 MW PV project in Spain) began following the balance sheet date. The TALASOL project is one of the largest projects being built in Europe and is not dependent on government subsidies. The TALASOL project executed a financial power swap agreement (PPA) in respect of approximately 80% of its expected output.  This first-of-its-kind agreement guarantees a fixed electricity price for 10 years of operations, allowing the Talasol project to secure stable income and enabled the procurement of project financing provided by leading European banks (EIB, DB, RABOBANK and ABN-AMRO). The TALASOL project is a significant achievement for the Company and an important milestone in the Company's ability to initiate, develop and construct large-scale projects. In addition, in the first quarter of 2019, the Company took over the project management of the BIO-GAS facilities in the Netherlands. As a result, we have seen evidence of operational improvement, reflected in increased production and reduced of operational costs. The full results of the operational changes and investments in equipment currently in process in the BIO-GAS projects are expected to be reflected in the second half of 2019.”

Information for the Company’s Series A and Series B Debenture Holders

As of March 31, 2019, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €12.1 million (consisting of approximately €87.3 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €54.1 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €48.5 million of cash and cash equivalents and marketable securities and net of approximately €80.8 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: ellogu@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2019	2018	2019
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets:
Cash and cash equivalents	46,353	36,882	52,048
Marketable securities	2,194	2,132	2,464
Restricted cash and marketable securities	1,315	4,653	1,477
Receivable from concession project	1,379	1,292	1,548
Financial assets	1,349	1,282	1,515
Trade and other receivables	13,855	12,623	15,557
	66,445	58,864	74,609
Non-current assets:
Investment in equity accounted investee	30,075	27,746	33,770
Advances on account of investments	840	798	943
Receivable from concession project	26,828	25,710	30,124
Fixed assets	94,213	87,220	105,787
Intangible asset	5,052	4,882	5,673
Right-of-use asset	4,200	-	4,716
Restricted cash and deposits	5,588	2,062	6,274
Deferred tax	2,499	2,423	2,806
Long term receivables	1,483	1,455	1,665
	170,778	152,296	191,758
Total assets	237,223	211,160	266,367

Liabilities and Equity
Current liabilities:
Current maturities of long term loans	7,087	5,864	7,958
Debentures	9,218	8,758	10,350
Trade payables	3,796	2,126	4,261
Other payables	3,548	3,103	3,984
	23,649	19,851	26,553
Non-current liabilities:
Lease liability	3,996	-	4,487
Long-term loans	77,024	60,228	86,487
Debentures	44,858	42,585	50,369
Deferred tax	6,446	6,219	7,238
Other long-term liabilities	4,670	5,320	5,244
	136,994	114,352	153,825
Total liabilities	160,643	134,203	180,378
Equity:
Share capital	19,988	19,980	22,444
Share premium	58,356	58,344	65,525
Treasury shares	(1,736)	(1,736)	(1,949)
Reserves	1,823	1,169	2,047
Retained earnings	47	758	53
Total equity attributed to shareholders of the Company	78,478	78,515	88,120
Non-Controlling Interest	(1,898)	(1,558)	(2,131)
Total equity	76,580	76,957	85,989
Total liabilities and equity	237,223	211,160	266,367

* Convenience translation into US$ (exchange rate as at March 31, 2019: euro 1 = US$ 1.123)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss) (in thousands, except per share data)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2018	2019	2018	2019
	Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands	Convenience Translation into US$*
Revenues	3,032	4,733	18,117	5,314
Operating expenses	(900)	(1,664)	(6,342)	(1,868)
Depreciation expenses	(1,358)	(1,578)	(5,816)	(1,772)
Gross profit	774	1,491	5,959	1,674

Project development costs	(796)	(874)	(2,878)	(981)
General and administrative expenses	(1,185)	(897)	(3,600)	(1,007)
Share of profits of equity accounted investee	1,163	1,164	2,545	1,307
Other income, net	4	-	884	-
Operating profit (loss)	(40)	884	2,910	993

Financing income	1,331	390	2,936	438
Financing income (expenses) in connection with derivatives and other assets, net	(452)	431	494	484
Financing expenses	(1,237)	(2,485)	(5,521)	(2,790)
Financing expenses, net	(358)	(1,664)	(2,091)	(1,868)
Income (loss) before taxes on income	(398)	(780)	819	(875)
Taxes on income	(11)	(189)	(215)	(212)
Income (loss) for the period	(409)	(969)	604	(1,087)
Income (loss) attributable to:
Owners of the Company	(256)	(711)	1,057	(797)
Non-controlling interests	(153)	(258)	(453)	(290)
Income (loss) for the period	(409)	(969)	604	(1,087)

Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(1,298)	1,232	(787)	1,383

Effective portion of change in fair value of cash flow hedges	(926)	350	(1,008)	393
Net change in fair value of cash flow hedges transferred to profit or loss	755	(1,010)	643	(1,134)
Total other comprehensive income (loss)	(1,469)	572	(1,152)	642
Total comprehensive loss for the period	(1,878)	(397)	(548)	(445)

Basic net income (loss) per share	(0.02)	(0.07)	0.10	(0.07)
Diluted net income (loss) per share	(0.02)	(0.07)	0.10	(0.07)

* Convenience translation into US$ (exchange rate as at March 31, 2019: euro 1 = US$ 1.123)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
			Retained earnings (accumulated		reserve
					from
	Share	Share		Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands
For the three month ended March 31,
2019 (unaudited):
Balance as at
January 1, 2019	19,980	58,334	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957
Loss for the period	-	-	(711)	-	-	-	(711)	(258)	(969)
Other comprehensive income (loss) for the period	-	-	-	-	1,314	(660)	654	(82)	572
Total comprehensive income (loss) for the period	-	-	(711)	-	1,314	(660)	(57)	(340)	(397)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	8	11	-	-	-	-	19	-	19
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at
March 31, 2019	19,988	58,356	47	(1,736)	2,710	(887)	78,478	(1,898)	76,580
For the year ended
December 31, 2018 (audited):
Balance as at
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive income (loss) for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive income (loss) for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
			Retained earnings (accumulated		reserve
					from
	Share	Share		Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands
For the three month ended March 31,
2018 (unaudited):
Balance as at
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the period	-	-	(256)	-	-	-	(256)	(153)	(409)
Other comprehensive income (loss) for the period	-	-	-	-	(1,342)	(171)	(1,513)	44	(1,469)
Total comprehensive loss for the period	-	-	(256)	-	(1,342)	(171)	(1,769)	(109)	(1,878)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at
March 31, 2018	19,980	58,340	(555)	(1,736)	877	(33)	76,873	(1,250)	75,623

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
			Retained earnings (accumulated		reserve
					from
	Share	Share		Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	Convenience translation into US$ (exchange rate as at March 31, 2019: (euro 1 = US$ 1.123))
For the three month ended March 31,
2019 (unaudited):
Balance as at
January 1, 2019	22,435	65,512	850	(1,949)	1,568	(255)	88,161	(1,749)	86,412
Loss for the period	-	-	(797)	-	-	-	(797)	(290)	(1,087)
Other comprehensive profit (loss) for the period	-	-	-	-	1,475	(741)	734	(92)	642
Total comprehensive income (loss) for the period	-	-	(797)	-	1,475	(741)	(63)	(382)	(445)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	9	12	-	-	-	-	21	-	21
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at
March 31, 2019	22,444	65,525	53	(1,949)	3,043	(996)	88,120	(2,131)	85,989

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended March 31, 2018	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the three months ended March 31, 2019
	Unaudited	Unaudited	Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Income (loss) for the period	(409)	(969)	604	(1,087)
Adjustments for:
Financing expenses, net	358	1,664	2,091	1,868
Depreciation	1,358	1,578	5,816	1,772
Share-based payment transactions	1	1	5	1
Share of profits of equity accounted investees	(1,163)	(1,164)	(2,545)	(1,307)
Payment of interest on loan from an equity accounted investee	1,176	-	3,036	-
Change in trade receivables and other receivables	681	(1,696)	(17)	(1,904)
Change in other assets	671	(708)	37	(795)
Change in receivables from concessions project	250	171	1,431	192
Change in accrued severance pay, net	-	4	15	4
Change in trade payables	349	509	633	572
Change in other payables	(423)	416	(1,565)	467
Taxes on income	11	189	215	212
Income taxes paid	(1)	-	(77)	-
Interest received	395	415	1,835	466
Interest paid	(382)	(205)	(4,924)	(230)
Net cash provided by operating activities	2,872	205	6,590	231

Cash flows from investing activities
Acquisition of fixed assets	(1,112)	(7,289)	(3,708)	(8,184)
Acquisition of subsidiary, net of cash acquired	-	(1,000)	(1,000)	(1,123)
Repayment of loan to an equity accounted investee	490	-	1,540	604
Proceeds from marketable securities	-	-	3,316	-
Proceed from settlement of derivatives, net	15	532	664	597
Decrease (increase) in restricted cash	79	87	(3,107)	98
Loans to others	-	-	(3,500)	-
Net cash used in investing activities	(528)	(7,670)	(5,795)	(8,612)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(177)	(506)	(17,819)	(568)
Repayment of Debentures	-	-	(4,668)	-
Proceeds from options	-	19	-	21
Proceeds from long-term loans	40	17,424	34,754	19,565
Net cash provided by (used in) financing activities	(137)	16,937	12,258	(19,018)

Effect of exchange rate fluctuations on cash and cash equivalents	(200)	(1)	(133)	(2)
Increase in cash and cash equivalents	2,007	9,471	12,920	10,635
Cash and cash equivalents at the beginning of the period	23,962	36,882	23,962	41,413
Cash and cash equivalents at the end of the period	25,969	46,353	36,882	52,048

* Convenience translation into US$ (exchange rate as at March 31, 2019: euro 1 = US$ 1.123)

          Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Income (Loss) to EBITDA (in thousands)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2018	2019	2018	2019
	Unaudited
	€ in thousands			Convenience Translation into US$*
Net income (loss) for the period	(409)	(969)	604	(1,087)
Financing expenses, net	358	1,664	2,091	1,868
Taxes on income	11	189	215	212
Depreciation	1,358	1,578	5,816	1,772
EBITDA	1,318	2,462	8,726	2,765

* Convenience translation into US$ (exchange rate as at March 31, 2019: euro 1 = US$ 1.123)